January 18, 2004


Ron Sparks
President and Chief Executive Officer
Medical Device Manufacturing, Inc.
200 West 7th Avenue
Collegeville, Pennsylvania 19426-0992

Re:	Medical Device Manufacturing, Inc.
	Amendment No. 3 to Registration Statement on Form S-4
      Filed January 6, 2004
	File No. 333-118675

Dear Mr. Sparks:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations - Page 51

Contractual Obligations and Commitments - Page 60

1. See prior comment 3. The categories of contractual obligations to be included in the table are defined by reference to the applicable accounting literature. We note that you exclude amounts included in your other long-term liabilities in your balance sheet under GAAP related to environmental remediation obligations. Please revise to include the environmental liabilities in your table, or tell us in detail why your current presentation complies with Item 303(a)(5) of
Regulation S-K.

Consolidated Financial Statements - Page F-2

Note 1. Summary of Significant Accounting Policies - Page F-7

2. See prior comment 9. Please respond to the following comments:

a. Please tell us the actual amount of sales returns, on a gross basis, for 2001, 2002, 2003, and the nine months ended September 30,
2004. That is, tell us the amount that you term the "sales value" and not the "net reserve value." The amounts should reflect the actual amount of returns related to sales in each period regardless of whether or not the company properly accrued for those returns or when the return actually occurred. We note that you use estimated amounts for 2001 and 2002.
b. Please tell us the actual amount of sales returns reflected as a reduction to your sales for 2001, 2002, 2003, and the nine months ended September 30, 2004.
c. Please tell us the actual amount of cost of sales, on a gross basis, for 2001, 2002, 2003, and the nine months ended September 30,
2004, that related to the actual returns, regardless of the period in which the return was made, for sales in each period regardless of whether or not the company properly accrued for those returns. We note that you use estimated amounts for 2001 and 2002.
d. Please tell us the actual amount of returns included in cost of sales for 2001, 2002, 2003, and the nine months ended September 30,
2004.
e. Confirm our understanding that the amount you should have reflected as a reserve for sales returns and allowances as of December 31, 2002 and 2003, and September 30, 2004, was $259,697,
$1,091,065, and $724,633 based upon your analysis of the actual amount of returns related to sales in each period regardless of when the return actually occurred. We note that you use estimated amounts for 2002.
f. Tell us where in the balance sheet you reflect the reserve for returns. Explain why the reserve is not included as a contra accounts receivable (i.e., an allowance account).
g. Please confirm our understanding that the amounts presented in each column in Schedule II on page S-1 for your reserve for returns reflects the "net reserve value." If they are not all presented on the same basis, please explain the basis of presentation and how it cross-foots to a balance based on a net presentation.
h. Provide us with a materiality assessment to support your conclusion that you should not restate your financial statements and
Schedule II to properly reflect the reserve for sales returns and allowances on a gross basis as required by SFAS 48 and SAB Topic 13.B. Your analysis should be qualitative as well as quantitative. Consider all relevant measures, not just the adjustments as a percentage of revenues.
i. Also, consider the extent to which you should discuss your sales returns and changes in your returns on a GAAP basis within MD&A. That is, corrected to comply with the gross method of SFAS 48 and SAB Topic 13.B for each period presented. It appears that there was a significant increase in your returns that is not currently quantified and explained in MD&A. Please tell us the reasons for any significant increases and address why you believe that an explanation and quantification of this change in MD&A is not material.
j. Please reconcile the amount reported to us as a provision for returns in fiscal 2003 ($4,151,000) in your response to prior comment
20 of your December 7, 2004 response letter with the amount of actual returns processed in fiscal 2003 ($3,543,526) in response to prior comment 9 in your January 6, 2005 response letter with the amount of additions shown in Schedule II for fiscal 2003 on page S-1 ($3,847,000).
k. Please reconcile the amount reported to us as a provision for returns in fiscal 2004 ($4,283,000) in your response to prior comment
20 of your December 7, 2004 response letter with the amount of actual returns processed in fiscal 2004 ($4,983,970) in response to prior comment 9 in your January 6, 2005 response letter.

Note 5. Goodwill and Other Intangible Assets - Page F-17

3. See prior comments 11 and 12. Please tell us the names and nature of each of your reporting units and the identifiable segment into which each is reported. Show us the amount of goodwill allocated to each reporting unit upon the adoption of SFAS 142, and as of December
31, 2002 and 2003. Disclose in the notes to your financial statements the total number of reporting units.

4. See prior comments 11 and 12. The initial valuation of ATM at the
date of acquisition (December 2000) used an annual sales growth of 10% - 15%, and a discount rate of 15%. The purchase price was $30.6 million. The valuation for purposes of testing for goodwill impairment as of the date of adoption of SFAS 142 included a cash flow analysis using annual sales growth of 10% and a discount rate of
14.5%. The fair value was $35.9 million. The valuation for purposes of testing for goodwill impairment in the third quarter of 2002 used an annual decline of 19.5% in sales for 2003 and sales growth of 14.5% for 2004 - 2007. The fair value was $8.9 million. What were the periods used in each cash flow analysis? Why did a cash flow analysis reflecting an annual decline of 19.5% in sales for 2003 and sales growth of 14.5% for 2004 - 2007 reflect a $27 million difference in valuation from a cash flow analysis reflecting annual sales growth of
10%? Please provide us with a copy of the analysis prepared upon adoption of SFAS 142 and the one used to perform your impairment analysis in the third quarter of fiscal 2002.

5. See prior comments 11 and 12. We continue to believe that due to the significance of the impairment charge and the impact of the loss of the two customers to the company as a result of this charge that additional disclosure is required in your MD&A to explain the nature, timing and measurement of this charge. It should also explain how a loss of revenues of only $3.8 million from two customers resulted in a devaluation of your reporting unit of $27 million.

Note 10. Capital Stock - Page F-28

6. See prior comment 18. On page F-30 you disclose that any declared dividends are payable upon conversion of the cumulative preferred stock of your parent. On page F-36 you disclose that cumulative dividends are only due upon conversion of the preferred stock when, as, and if declared by the company. In Accelent`s (formerly UTI Corporation) Articles of Incorporation filed as Exhibit 3.1 to Commission File No. 333-52802, we note that upon conversion of the preferred stock the company must pay to the holder an amount equal to all accrued dividends that have not been paid previously. Since the dividend does not need to be declared to be paid if converted, please revise your disclosure to be consistent with your parent`s Articles of Incorporation, or tell us why the current disclosure represents the terms of the preferred stock. Similarly revise, as applicable, any related disclosures throughout the filing.

7. See prior comment 18. Please revise to disclose the actual potential cash flow commitment of the company to the parent with respect to the liquidation preferences and the aggregate arrearages in cumulative preferred dividends. That is, you should highlight the existence of any plans or arrangements that could result in the use of your cash to satisfy your parent`s obligations. See SAB Topic 5.J.
Is your parent dependent upon your cash to satisfy their obligations?
Please similarly revise your discussion in MD&A.

8. The company and its auditors should note that the information included in this note with respect to the parent is presented in audited financial statements and is therefore audited information. Please address how the current audit opinion addresses this audited information.

Note 16. Commitments and Contingencies - Page F-36

9. See prior comment 18. Your current disclosure states that to the extent all dividends had been declared you would have a liability of
$18.8 million as of December 31, 2003. It appears that you would also have this liability to the extent that any preferred shares are converted. See our comment under Note 10 above. Please revise or advise. Provide similar disclosure of the amount of the aggregate arrearages in cumulative preferred dividends in your interim financial statements.

Interim Financial Statements - Page F-93

10. See prior comment 17. We note that management changed the structure of its internal organization after June 2004. That is, you have begun to evaluate your business using three identifiable segments that you aggregate into one reportable segment. Please revise to disclose the nature of the change and the fact that you have aggregated the three identifiable segments.

11. See prior comment 17. Please note that the staff strictly interprets the aggregation guidance provided in paragraphs 16 - 24 of
SFAS 131. That is, segments may only be aggregated to the limited extent permitted by the standard. Paragraphs 73 and 74 of SFAS 131 state, in part, "[t]he Board believes that separate reporting of segment information will not add significantly to an investor`s understanding of an enterprise if its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects. The Board concluded that although information about each segment may be available, in those circumstances, the benefit would be insufficient to justify its disclosure... [T]he Board rejected recommendations that the criteria be indicators rather than tests and that the guidance require only the expectation of similar long-term performance of segments to justify aggregation because those changes might result in a level of aggregation that would cause a loss of potentially valuable information. For the same reason, the Board also rejected suggestions that segments need be similar in only a majority of characteristics in paragraph 17 to justify aggregation." (Emphasis added) Therefore, there is a high threshold for determining similarity both in terms of the number of characteristics as well as the degree to which those characteristics are alike. In addition, historical convergence of these performance indicators must have already happened and there must be an expectation that the financial statistics will remain similar in the future. It appears that you have based your aggregation on the expectation of similar long-term performance. As such, it does not appear appropriate to aggregate the Orthopedics segment. Please revise or advise.

12. See prior comment 17. Where annual financial statements are included in a registration statement that includes subsequent periods managed on the basis of a new organizational structure, the annual audited financial statements should include a revised segment footnote that reflects the new reportable segments. Your Description of Business and MD&A should be similarly revised.

Schedule II - Page S-1

13. Please revise to provide a rollforward of your sales returns for
2001 and 2002. Please note that the amounts in the schedule should be presented on a gross basis in compliance with SFAS 48 and SAB Topic
13.B. If you conclude that the difference between the amounts as presented and the amounts that should be presented under U.S. GAAP are immaterial, you should provide us with your analysis of materiality. Also see our comment above under Note 1.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Heather Tress at (202) 824-5263 or Kate Tillan at (202) 942-2861 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 824-5662 or me at (202) 942-7924 with any other questions.


      Sincerely,



							David Ritenour
							Special Counsel


cc:	Christopher J. Walsh, Esq. (via fax)
	Scott A. Berdan, Esq. (via fax)


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Mr. Ron Sparks
Medical Device Manufacturing, Inc.
January 18, 2005
Page 1